

January 5, 2012

Via E-mail
Richard Wei, Chief Financial Officer
Shanda Games Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

> **Re:** **Shanda Games Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 25, 2011**
> **File No. 001-34454**

Dear Mr. Wei:

We have reviewed your letter dated October 31, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 18. Financial Statements

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

1. We note from your response to prior comment 12 that the fees under the Exclusive Consulting and Service Agreements are determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. We also note in your

response to prior comment 16 that the fee typically represents a predominant portion of the net income of the PRC operating companies ("VIEs"). Please clarify what a predominant portion of net income represents and tell us the basis in determining whether your PRC subsidiaries ("WFOEs") receive substantially all of the economic benefits of the PRC VIEs in the form of service fees, including whether the WFOEs haves the unilateral right to determine the amount of the service fees charged to the VIEs, in your determination that your WFOEs are the primary beneficiaries of the VIEs.

2.   We note your response to prior comment 13 and proposed revised disclosure did not address the portion of our comment on how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements. In future filings, please revise your disclosure to specifically address this risk.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief